UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 001-34477
NOTIFICATION OF LATE FILING	CUSIP NUMBER G06750106

(Check one):        ☐ Form 10-K                  ☒ Form 20-F               ☐ Form 11-K            ☐ Form 10-Q           ☐ Form 10D
☐ Form N-SAR              ☐ Form N-CSR

For Period Ended: December 31, 2010
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

AutoChina International Limited
Full Name of Registrant

N/A
Former Name if Applicable

No.322, Zhongshan East Road
Address of Principal Executive Office (Street and Number)

Shijiazhuang, Hebei, People’s Republic of China
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Qorsubject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In connection with its annual audit process, the Registrant sought additional guidance from the Office of Chief Accountant (“OCA”) of the U.S. Securities and Exchange Commission (“SEC”) regarding the accounting treatment for the Earn-out Share Provision (“Earn-out”), which was part of its initial business combination in 2009, after consultation with PwC during its annual audit process.  Subsequently, members of the SEC staff notified the Registrant that, while they agree the Earn-out Provision does not constitute compensation, they do not agree with the Company’s past accounting for shares issued pursuant to the Earn-out as stock dividends, if and when they occur.  Instead, the SEC staff members believe the Earn-out should be treated as a derivative financial instrument, and as a result, a liability should have been initially recorded at its fair value at the time of the initial business combination.  Thereafter, any gain or loss in the fair value of the derivative would be recorded in the company's income statement at the end of each reporting period.

The reclassification of the Earn-out as a derivative financial instrument would result in a new liability being reported on the balance sheet, with changes in the valuation of this liability appearing in the income statement as non-cash adjustments.

In addition, the SEC staff is conducting a non-public investigation relating to AutoChina and, in that connection, AutoChina and one of its officers have received subpoenas for information.  The SEC has informed AutoChina and the officer that neither the existence of the investigation nor the service of subpoenas means that the SEC has concluded that any violations of law have occurred.  AutoChina has cooperated, and will continue to fully cooperate, with the SEC regarding this matter, including voluntarily providing information beyond that formally requested by the SEC staff, in an effort to assist in an expeditious conclusion of the SEC staff’s investigation.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jason Wang	(858) 997-0680
(Name)	(Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).      Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The information provided in Part III is incorporated by reference herein.  The Registrant is unable to provide a reasonable estimate of the results because the appropriate accounting treatment for the Earn-out is still being finalized.  Furthermore, should the Earn-out need to be accounted for as a financial instrument, a valuation of the fair value of that financial instrument would be necessary in order to provide a reasonable estimate of the results, and such valuation is not currently available.

AutoChina International Limited
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 30, 2011	By	/s/ Jason Wang
		Name:	Jason Wang
		Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

6.
Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).